Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Hennessy Advisors, Inc. (the “Company,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), common stock, no par value per share (“Common Stock”).

DESCRIPTION OF COMMON STOCK

The following is a description of the rights of the Common Stock and related provisions of the Company’s Amended and Restated Articles of Incorporation (the “Articles”) and Fifth Amended and Restated Bylaws (the “Bylaws”) and applicable California law. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, Bylaws, and applicable California law.

Common Stock

The Company is authorized to issue up to 22,500,000 shares of Common Stock.

Fully Paid and Nonassessable

All of the outstanding shares of Common Stock are fully paid and nonassessable.

Voting Rights

The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by such holders. Holders of shares of Common Stock are not entitled to cumulative voting rights.

Dividends

Subject to preferences to which holders of any preferred stock the Company may issue may be entitled, the holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors, in its discretion, from funds legally available therefor.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution, or winding up of the Company, holders of shares of Common Stock would be entitled to share in the Company’s assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. The rights, preferences, and privileges of the holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may issue in the future.

No Preemptive or Similar Rights

Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to shares of Common Stock.

Anti-Takeover Provisions of the Bylaws and California Law

Provisions of the Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which shareholders might otherwise receive a premium for their shares or transactions that its shareholders might otherwise deem to be in their best interests. Among other things, the Bylaws:

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provide that, except for a vacancy caused by the removal of a director as provided in the Bylaws, a vacancy on the Company’s Board of Directors may be filled by a person selected by a majority of the remaining directors then in office, whether or not less than a quorum, or by a sole remaining director; and

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provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide advance notice in writing in a timely manner.

In addition, as a California corporation, the Company is subject to the provisions of Section 1203 of the California General Corporation Law, which requires the Company to provide a fairness opinion to its shareholders in connection with their consideration of certain proposed “interested party” reorganization transactions.

Listing

The Company’s Common Stock is listed on The Nasdaq Stock Market LLC under the trading symbol “HNNA.”

DESCRIPTION OF THE NOTES

The following description of our 4.875% notes due 2026 (the “Notes”) summarizes certain material terms of the Notes. This description is qualified in its entirety by reference to the base indenture (as defined below) and supplemental indenture (as defined below), which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

The Notes were issued under, and are governed by, an indenture, dated as of October 20, 2021 (the “base indenture”), as supplemented by the first supplemental indenture, dated as of October 20, 2021 (the “supplemental indenture”), entered into between us and U.S. Bank National Association, as trustee (the “trustee”) (the base indenture, together with the supplemental indenture, the “indenture”).

General, Principal and Interest

On October 20, 2021, we completed a public offering of $40,250,000 aggregate principal amount of the 2026 Notes. The Notes mature on December 31, 2026. The principal payable at maturity will be 100% of the aggregate principal amount. The interest rate of the Notes is 4.875% per year and will be paid every March 31, June 30, September 30, and December 31, beginning December 31, 2021, and the regular record dates for interest payments will be every March 15, June 15, September 15, and December 15 beginning December 15, 2021. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment. The initial interest period will be the period from and including October 20, 2021, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

The indenture does not limit the amount of debt (including secured debt) that may be issued by us or our subsidiaries under the indenture or otherwise, but does contain a covenant regarding our maintenance of a certain net consolidated debt to equity ratio. See “– Covenants” below. Other than restrictions described under “– Merger or Consolidation” below, the indenture does not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or if our credit rating declines as the result of a takeover, recapitalization, highly leveraged transaction, or similar restructuring involving us.

Covenants

In addition to standard covenants relating to payment of principal and interest, maintaining an office where payments may be made or securities can be surrendered for payment, and related matters, the following covenants apply to the Notes:

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If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with GAAP. “GAAP” means generally accepted accounting principles in effect from time to time in the United States; provided, notwithstanding the foregoing, if any change in such generally accepted accounting principles or in the application thereof after the issue date would affect the computation of any financial ratio or requirement set forth in the Notes or the indenture, then we may deliver notice to the trustee that such change will not apply for any determinations thereafter under the Notes or the indenture.

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We agree to not permit the Net Consolidated Debt to Equity Ratio, measured as of the last day of each fiscal quarter, to be greater than 2 to 1. “Net Consolidated Debt to Equity Ratio” means the ratio of Net Consolidated Debt to our total shareholders’ equity as shown on our most recent consolidated balance sheet. “Net Consolidated Debt” means, as of any determination date, without duplication, an amount equal to (a) the aggregate principal amount of outstanding indebtedness for borrowed money of us and our subsidiaries, plus (b) Capital Lease Obligations we and/or our subsidiaries may have outstanding as of such date, minus (c) the aggregate amount of cash and cash equivalents included on our most recent consolidated balance sheet; provided that the cash proceeds of any proposed incurrence of indebtedness shall not be included in this clause (c) for purposes of calculating Net Consolidated Debt; provided further that “Net Consolidated Debt” shall not include (1) any indebtedness that has been defeased, discharged, and/or redeemed, provided that funds in an amount equal to all such indebtedness (including interest and any other amounts required to be paid to the holders thereof in order to give effect to such defeasance, discharge or redemption) have been irrevocably deposited with a trustee or agent for the benefit of the relevant holders of such indebtedness, (2) interest, fees, make-whole amounts, premium, charges, or expenses, if any, relating to the principal amount of Net Consolidated Debt, and (3) any indebtedness owing to us by any subsidiary or any indebtedness owing to any subsidiary by us or another subsidiary. “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided that obligations of us or any subsidiaries we may acquire or establish in the future, or of a special purpose or other entity not consolidated with us and any subsidiaries we may acquire or establish in the future that (x) initially were not included on our consolidated balance sheet as capital lease obligations and were subsequently characterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with us and our subsidiaries were required to be characterized as capital lease obligations upon such consolidation, in either case, due to a change in accounting treatment or otherwise, or (y) did not exist on the issue date and were required to be characterized as capital lease obligations but would not have been required to be treated as capital lease obligations on the issue date had they existed at that time, shall for all purposes not be treated as Capital Lease Obligations; provided further, notwithstanding the foregoing, “Capital Lease Obligations” shall not include obligations relating to a lease that was (or would be) classified and accounted for by us and our subsidiaries as an operating lease under GAAP as in effect prior to the effectiveness of Accounting Standards Codification 842.

Optional Redemption

The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after December 31, 2023, upon not less than 30 days’ nor more than 60 days’ written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption.

If we redeem only some of the Notes, the trustee or, with respect to global securities, DTC, will determine the method for selection of the particular Notes to be redeemed, in accordance with the indenture and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

Conversion and Exchange

The Notes are not convertible into or exchangeable for other securities.

Events of Default

An “event of default” with respect to the Notes occurs if:

•	we do not pay the principal of any Note when due and payable at maturity;

•	we do not pay interest on any Note when due and payable, and such default is not cured within 30 days of its due date;

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we remain in breach of any other covenant in respect of the Notes for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the trustee or holders of at least 25% of the principal amount of the outstanding Notes (with a copy to the Trustee)); or

•	we file for bankruptcy or certain other events of bankruptcy, insolvency, or reorganization occur and remain undischarged or unstayed for a period of 90 days.

If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the Notes (with a copy to the trustee) may declare the entire principal amount of all the Notes to be due and immediately payable, but this does not entitle any holder of Notes to any redemption payout or redemption premium. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes if (1) we have deposited with the trustee all amounts due and owing with respect to the Notes (other than principal or any payment that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or convey or transfer our assets substantially as an entirety, the resulting entity must agree to be legally responsible for our obligations under the Notes;

•	immediately after giving effect to the transaction, no default or Event of Default shall have occurred and be continuing; and

•	we must deliver certain certificates and documents to the trustee.

Modification or Waiver

There are three types of changes we can make to the indenture and the Notes issued thereunder.

Changes Requiring the Approval of the Noteholders

First, there are changes that we cannot make to the Notes without approval from each holder directly and adversely affected thereby. The following is a list of those types of changes:

•	changing the stated maturity of the principal of (or premium, if any, on) or any installment of principal of or interest on the Notes;

•	reducing any amounts due on the Notes or reduce the rate of interest on the Notes;

•	reducing the amount of principal payable upon acceleration of the maturity of a Note during the continuance of an Event of Default;

•	changing the place or currency of payment on a Note;

•	impairing noteholders’ right to sue for payment in respect of a Note;

•	reducing the percentage of holders of Notes whose consent is needed to modify or amend the indenture; and

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reducing the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults or reduce the percentage of holders of Notes required to satisfy quorum or voting requirements at a meeting of holders of the Notes.

Changes Not Requiring Approval of the Noteholders

The second type of change does not require any vote by the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the indenture and the Notes would require the following approval:

•	if the change affects only the Notes, it must be approved by the holders of a majority in principal amount of the Notes; and

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if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent. The holders of a majority in principal amount of all of the series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “Changes Requiring Approval of the Noteholders.”

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect with respect to the Notes when:

•	either:

•	all the Notes that have been authenticated have been delivered to the trustee for cancellation; or

•	all the Notes that have not been delivered to the trustee for cancellation:

•	have become due and payable, or

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year,

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and we, in the case of the first, second and third sub-bullets above, have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of the Notes, in amounts as will be sufficient, to pay and discharge the entire indebtedness (including all principal, premium, if any, and interest) on such Notes not previously delivered to the trustee for cancellation (in the case of Notes that have become due and payable on or prior to the date of such deposit) or to the stated maturity or redemption date, as the case may be;

•	we have paid or caused to be paid all other sums payable by us under the indenture with respect to the Notes; and

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we have delivered to the trustee an officers’ certificate and legal opinion, each stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the indenture and the Notes have been complied with.

Defeasance

The following provisions will be applicable to the Notes. “Defeasance” means that, by depositing with a trustee an amount of cash and/or government securities sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions noted below, we will be deemed to have been discharged from our obligations under the Notes. In the event of a “covenant defeasance,” upon depositing such funds and satisfying similar conditions discussed below, we would be released from certain covenants under the indenture relating to the Notes.

Covenant Defeasance

Under the indenture, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the Notes were issued. This is called “covenant defeasance.” In that event, noteholders would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay the Notes. In order to achieve covenant defeasance, the following must occur:

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since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of cash and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates;

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we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing noteholders to be taxed on the Notes any differently than if we did not make the deposit;

•	we must deliver to the trustee a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or result in a default under, the indenture or any of our other material agreements or instruments; and

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no default or Event of Default with respect to the Notes shall have occurred and be continuing and no defaults or Events of Default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we accomplish covenant defeasance, noteholders can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, noteholders may not be able to obtain payment of the shortfall.

Full Defeasance

The Notes are subject to full defeasance. Full defeasance means that we can legally release ourselves from all payment and other obligations on the Notes, subject to the satisfaction of certain conditions, including, but not limited to that (a) we have received from, or there has been published by, the Internal Revenue Service, or the IRS, a ruling, or (b) there is a change in U.S. federal income tax law, in either case to the effect that the holders of the Notes and any coupons appertaining thereto will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred (called “full defeasance”), and that we put in place the following other arrangements for noteholders to be repaid:

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since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, and any other payments on the Notes on their various due dates;

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we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing noteholders to be taxed on the Notes any differently than if we did not make the deposit;

•	we must deliver to the trustee a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any of our other material agreements or instruments; and

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no default or Event of Default with respect to the Notes shall have occurred and be continuing and no defaults or Events of Default related to bankruptcy, insolvency, or reorganization shall occur during the next 90 days.

If we ever did accomplish full defeasance, as described above, noteholders would have to rely solely on the trust deposit for repayment of the Notes. Noteholders could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Governing Law

The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

Indenture Provisions - Ranking

The Notes are our direct unsecured obligations and rank:

•	pari passu with any of our existing and future unsecured, unsubordinated indebtedness;

•	senior to any of our future indebtedness that expressly provides it is subordinated to the Notes;

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effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to all existing and future indebtedness and other obligations of any future subsidiaries of ours.

The Trustee under the Indenture

U.S. Bank National Association serves as the trustee, paying agent, and security registrar under the indenture.

Book-Entry Procedures

The Notes were issued in book-entry form and are represented by global notes deposited and registered in the name of DTC or its nominee. Except as set forth in this description, certificated notes will not be issued in exchange for beneficial interests in the global notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully registered certificate will be issued for each issuance of the Notes, in the aggregate principal amount thereof, and will be deposited with DTC.